Exhibit 15
Telvent to Acquire Caseta Technologies
Houston, Texas, April 23, 2007 — Telvent GIT S.A. (Nasdaq: TLVT), the Global RealTime IT Company, its subsidiary, Telvent Traffic North America Inc., and Caseta Technologies, Inc. announced today they have signed a stock purchase agreement whereby Telvent Traffic North America Inc., will acquire 100% of the shares of Caseta. Terms of the acquisition were not disclosed.
The acquisition of Caseta, an Austin, Texas-based company, combined with the acquisition of Farradyne in July 2006, further strengthens Telvent’s position as a major supplier of electronic toll collection and intelligent transportation systems (ITS) in the United States, as well as globally. Caseta is engaged in the development, supply, integration and maintenance of electronic toll collection systems from the traffic lane to the back office. Its leading-edge electronic toll technology processes over 170 million toll transactions a year.
Over the next several years there will be a significant increase in the number of toll roads in the U.S. with new toll collection facilities aimed at minimizing customer inconvenience by using state of the art electronic free flow systems. As a result of the acquisition, Telvent will be able to offer a more complete electronic toll collection solution, including open road tolling functionality through its enriched technology platform and product portfolio.
Manuel Sánchez Ortega, Telvent’s Chairman and Chief Executive Officer, said “Telvent’s acquisition of Caseta is another step in our strategic plan to expand our transportation business in the world-wide market. This acquisition will help to consolidate our leadership in core geographies and sectors and complete our suite of traffic solutions offerings. Telvent and Caseta are highly complementary businesses, with strong portfolios of integrated product solutions and a shared commitment to customer service.”
Glenn Deitiker, President of Caseta, said “The U.S. toll business is growing significantly as State Departments of Transportation and concessionaires join toll authorities in implementing leading edge solutions as a way to economically manage increasing traffic congestion. By joining with Telvent, a global technology leader with strong resources world-wide, the combined firm will be positioned to capture greater share in these growing markets and become a leading technology provider in electronic toll collection.”
Upon the closing of the acquisition, which is expected to occur in April 2007, Caseta will become a wholly-owned subsidiary of Telvent Traffic North America, a U.S. company with offices in Rockville, Maryland, and Houston, Texas. Caseta’s senior executive team will remain in their current positions providing day-to-day technology and operational leadership and continuity on all existing projects.

Telvent is being advised on the transaction by Boston Corporate Finance Inc. and Closa Corporate Finance Advisors, members of M&A International Inc. Caseta is being advised on the transaction by Craig-Hallum Capital Group LLC.
About Caseta Technologies
Caseta Technologies, Inc. is a privately held company established in 1995 by Founder, Glenn Deitiker. A pioneer in the industry, Caseta has delivered complete Electronic Toll Collection (ETC) systems and RFID Technology Solutions for over 10 years. Caseta’s staff is comprised of team members who have designed, developed and delivered the in-lane and plaza/host systems for some of the most audit intensive Authorities, including MTA Bridges & Tunnels New York, the nation’s highest traffic volume toll authority serving over one million people per day.
About Telvent
Telvent (Nasdaq: TLVT), the Global RealTime IT Company, specializes in high value-added products, services and integrated solutions for the Energy, Transportation, Environment and Public Administration industry segments. Its innovative technology and client-proven expertise enable the efficient and secure real-time management of operational and business processes for industry-leading companies worldwide. ( www.telvent.com )
Forward Looking Statements
This press release includes “forward-looking statements” within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. The information contained or incorporated in this Press Release contains forward-looking statements, including certain plans, expectations, goals, and projections, which are subject to numerous assumptions, risks, and uncertainties. A number of factors, including but not limited to those set forth under the heading “Business Risks” included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2006, filed with the Securities and Exchange Commission on March 30, 2007. All forward-looking statements included in this Press Release are based on information available at the time of the report. The Company assumes no obligation to update any forward-looking statement.

Investor Relations Contacts:
Ana Plaza
Telephone: +34 902 33 55 99
Email: aplaza@telvent.abengoa.com
Mark Jones
Phone: +1 646 284-9414
Email: mjones@hfgcg.com